Exhibit 99.1

Wix Reports Outstanding Second Quarter 2020 Results

●	Momentum across the platform led to a record breaking quarter
o	Added over 9.3 million registered users in Q2, an increase of 64% y/y
o	Revenue of $236.1 million, up 27% y/y; 28% y/y on a y/y constant currency basis
o	Collections of $265.9 million, up 33% y/y; 35% y/y on a y/y constant currency basis
o	Creative Subscriptions ARR increased 22% y/y to $790.9 million as of Q2
o	Net subscriptions additions of 346,000 in Q2, bringing total premium subscriptions to over 5 million; total net additions in 1H 2020 nearly as much as all of 2019

●	July 2020 results show strong growth continuing in Q3

●	Responding swiftly to opportunity with increasing marketing investment as the need for online creation and commerce rapidly grows
o	Investing capital into growth demonstrated by future collections of the Q2 user cohort over the next 8 years expected to be approximately 90% higher than the prior year’s cohort

●	Continued execution with significant product launches: expanded eCommerce capabilities and Editor X public release delivered on time to further help users create and grow online

●	Initiating Q3 outlook for revenue and collections, reflecting sustained momentum -- expecting revenue growth of 26-27% y/y and collections growth of 31-34% y/y in Q3

NEW YORK, August 6, 2020 -- Wix.com Ltd. (Nasdaq: WIX) today reported strong financial results for the second quarter ended June 30, 2020, exceeding the high end of its guidance ranges for both revenue and collections. In addition, the Company provided its initial outlook for the third quarter of 2020.

“The trends that began in late March continued throughout the second quarter, driving record-setting results,” said Avishai Abrahami, Co-founder and CEO of Wix. “The need for business owners to move online quickly, communicate with customers, and deliver goods and services has never been more imminent, and the Wix platform continues to provide millions of users with the ability to thrive during these unprecedented times. Our focus remains on the success of our users, and we continue to deliver innovative products and technology, marked this quarter by the public launch of Editor X and our expanded eCommerce offering.”

Nir Zohar, President and COO of Wix added, “Throughout the second quarter, we continued to experience positive trends as a result of continued economic disruption globally. Our results in July tell us that these trends are continuing, potentially indicating a new baseline of growth for our business. We will continue to support our users in their needs so they can be successful throughout the ongoing disruptions to their lives and businesses.”

Lior Shemesh, CFO of Wix said, “Our business has seen an immense uplift in demand in recent months, driven by the rapidly increasing importance of having an online presence. We added a record 9.3 million users and 346,000 net premium subscriptions in the second quarter, reflecting this strong demand and our ability to meet the needs of our users. We are responding to this continued heightened demand by increasing our investment in marketing, which based on our historical data, will drive continued collections and revenue growth in the near future.”

Q2 2020 Financial Results

●	Total revenue in the second quarter of 2020 was $236.1 million, compared to $185.4 million in the second quarter of 2019, an increase of 27% y/y

o	On a y/y constant currency basis, Q2 revenue would have been $237.9 million, up 28% y/y

o	Creative Subscriptions revenue in the second quarter of 2020 was $190.2 million, compared to $157.0 million in the second quarter of 2019, an increase of 21% y/y

o	Business Solutions revenue in the second quarter of 2020 was $45.9 million, compared to $28.4 million in the second quarter of 2019, an increase of 62% y/y

●	Creative Subscriptions ARR was $790.9 million in the second quarter of 2020, compared to $648.2 million in the second quarter of 2019, an increase of 22% y/y

●	Total collections in the second quarter of 2020 were $265.9 million, compared to $199.6 million in the second quarter of 2019, an increase of 33% y/y

o	On a y/y constant currency basis, Q2 collections would have been $269.8 million, up 35% y/y

o	Creative Subscriptions collections in the second quarter of 2020 were $217.7 million, compared to $170.5 million in the second quarter of 2019, an increase of 28% y/y

o	Business Solutions collections in the second quarter of 2020 was $48.2 million, compared to $29.1 million in the second quarter of 2019, an increase of 66% y/y

●
Our Q2 user cohort generated $10 million in revenue and $38 million in collections in Q2, which are 66% higher than the year ago cohort. Users purchased Business and eCommerce subscription packages and annual and multi-year packages at a higher frequency

●
Total gross margin on a GAAP basis in the second quarter of 2020 was 70%, compared to 75% in the second quarter of 2019. Total GAAP gross margin declined y/y due to incremental investments in Customer Care and sequentially due to the faster revenue growth of the Business Solutions segment

o	Creative Subscriptions gross margin on a GAAP basis was 80%, compared to 81% in the second quarter of 2019. The y/y decline was related to the investment in expanding our Customer Care organization

o
Business Solutions gross margin on a GAAP basis was 30% compared to 39% in the second quarter of 2019. The decline was related primarily to the growth of Wix Payments and the expansion of Customer Care

●
Total non-GAAP gross margin in the second quarter of 2020, calculated as non-GAAP gross profit as a percent of revenue, was 71%, compared to 76% in the second quarter of 2019. Total non-GAAP gross margin declined y/y due to incremental investments in Customer Care and sequentially due to the faster revenue growth of the Business Solutions segment

o
Creative Subscriptions gross margin on a non-GAAP basis was 81%, compared to 82% in the second quarter of 2019. The y/y decline was related to the investment in expanding our Customer Care organization

o
Business Solutions gross margin on a non-GAAP basis was 32%, compared to 40% in the second quarter of 2019. The decline was related primarily to the growth of Wix Payments and the expansion of Customer Care

●	GAAP net loss in the second quarter of 2020 was $(57.7) million, or $(1.06) per share, compared to a net loss of $(16.7) million, or $(0.33) per share, for the second quarter of 2019

●	Non-GAAP net loss in the second quarter of 2020 was $(14.2) million, or $(0.26) per share, compared to non-GAAP net income of $17.0 million, or $0.34 per share for the second quarter of 2019

●
Net cash provided by operating activities in the second quarter of 2020 was $50.0 million, while capital expenditures totaled $3.3 million, leading to free cash flow of $46.7 million, compared to $30.8 million of free cash flow in the second quarter of 2019, a 52% year-over-year increase

o	Excluding the capex investment associated with our new headquarters office build out, free cash flow would have been $47.1 million, up 53% y/y

●
Added 346,000 net premium subscriptions in the second quarter of 2020 to reach 5.0 million as of June 30, 2020, a 17% increase over the total number of premium subscriptions at the end of the second quarter of 2019

●	Added 9.3 million registered users in the second quarter of 2020. Registered users as of June 30, 2020 were 182 million, representing a 18% increase compared to the end of the second quarter of 2019

Recent Business Highlights

●
Launched extended eCommerce solution, offering merchants access to advanced online business tools, such as dropshipping, automated sales tax calculations, streamlined order and fulfillment, and integrated sales channels, including social media and marketplaces

●
Announced the official launch of a new brand and innovative website creation platform, Editor X. Previously available in a closed beta program and now open to the public, Editor X caters to web designers and agencies who are looking for advanced design capabilities

●
Launched eCommerce solution for U.S. based merchants selling hemp-derived cannabidiol (CBD) products online, enabling these merchants to create an eCommerce website, process payments online, manage and ship inventory and grow their CBD businesses where government and state regulations permit

●	Expanded Customer Care team to a new office in Denver, Colorado to bolster existing efforts to provide best-in-class service to millions of users

●
Conducted the third annual Wix Playground Academy, a three month intensive web design program taught by Wix professionals and award-winning designers, in a completely online format for the first time. The students participated in the Social Good Project, building websites for 14 non-profits

Financial Outlook

Our outlook for Q3 reflects continued momentum of new registered users as well as the growth in monetization of our user cohorts. We believe these behaviors will drive y/y collections growth above 31% in Q3.

During Q2, we increased advertising investment by approximately 90% y/y, and we acquired the largest user cohort in our history, which we expect will return future collections that are approximately 90% higher than the previous year’s Q2 cohort. This return supports our decision to be more aggressive with our marketing investment. We plan to continue the increased investment in advertising as long as positive returns continue.

Our Marketing team responded to the surge in demand quickly and aggressively, a testament to the strength of our team. We believe this level investment will drive higher revenue and collections over the coming years and will expand profitability and free cash flow over time as well.

We are introducing Q3 guidance as follows:

	Q3 2020 Outlook	Y/Y growth
Revenue	$247 - 250 million	26 - 27%
Collections	$270 - 275 million	31 - 34%
Free Cash Flow	$15 - 17 million	(42) - (49)%
Free Cash Flow (excluding ~$1 million in capex for future Wix HQ office build out)	$16 - 18 million	(38) - (45)%

This guidance assumes FX rates as of today. We continue to experience trends that are tailwinds to our top line growth. However, given the uncertainty related to COVID-19 and macroeconomic conditions, it is difficult to predict how long and to what degree these trends will remain; therefore, we are only providing guidance for the third quarter at this time.

Conference Call and Webcast Information

Wix will host a conference call at 8:30 a.m. ET on Thursday, August 6, 2020 to answer questions about the financial and operational performance of the business for the second quarter ended June 30, 2020. The conference call will include a brief statement by management and will focus on answering questions about our results during the quarter. To enhance the Q&A portion of this call, the Company has posted a shareholder update and supporting slides to its Investor Relations website at https://investors.wix.com/. These materials provide shareholders and analysts with additional detail for analyzing results in advance of the quarterly conference call.

To participate on the live call, analysts and investors should dial +1-888-771-4371 (US/ Canada) or +1-847-585-4405 (US Toll) at least ten minutes prior to the start time of the call. A telephonic replay of the call will be available through August 13, 2020 at 11:59 p.m. ET at https://onlinexperiences.com/Launch/QReg/ShowUUID=D0DBA6CF-E305-452B-976E-19713D114599&LangLocaleID=1033 with passcode 49852245.

Wix will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company’s website at https://investors.wix.com/.

About Wix.com Ltd.

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Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S.  GAAP,  Wix  uses  the  following  non-GAAP  financial   measures:   collections,   cumulative   cohort collections, collections  on  a  constant  currency  basis,  revenue  on  a  constant  currency  basis,  non-GAAP  gross  margin,  non-GAAP  operating  income (loss),  non-GAAP  net   income (loss),  non-GAAP  net  income (loss)  per  share,  free  cash  flow, free cash flow, as adjusted, free cash flow margins, non-GAAP R&D expenses, non-GAAP S&M expenses, non-GAAP G&A expenses, non-GAAP operating expenses, non-GAAP cost of revenue expense, non-GAAP tax expense (collectively the "Non-GAAP financial measures"). Measures presented on a constant currency or FX neutral basis have been adjusted to exclude the effect of y/y changes in foreign currency exchange rate fluctuations. Collections represent  the  total  cash  collected  by  us  from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period.  Non-GAAP  gross  margin  represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided  by  revenue.  Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of  share-based  compensation  expense,  amortization,  acquisition-related  expenses  and  sales tax expense  accrual. Non-GAAP  net  income (loss) represents  net  loss  calculated  in  accordance  with  GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual, amortization of  debt  discount  and  debt  issuance  costs  and  acquisition-related  expenses  and non-operating foreign exchange expenses (income). Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures. Free cash flow, as adjusted, represents free cash flow further adjusted to exclude capital expenditures associated with our new headquarters. Free cash flow margins represent free cash flow divided by revenue. Non-GAAP cost of revenue represents cost of revenue calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP R&D expenses represent R&D expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP S&M expenses represent S&M expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP G&A expenses represent G&A expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP operating expenses represent operating expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization.

The presentation of this financial  information  is  not  intended  to  be considered in isolation or as a substitute for, or superior to, the financial information  prepared  and  presented  in  accordance  with  GAAP.  The  Company uses these non-GAAP financial measures for financial and operational decision  making  and  as  a means to  evaluate  period-to-period  comparisons.  The  Company  believes  that  these  measures  provide  useful information about operating results, enhance  the overall understanding of past financial performance  and  future  prospects,  and  allow  for  greater  transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the  non-GAAP  financial  measures,  please  see  the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures  that  are  most  directly  comparable  to  non-GAAP  financial  measures  and  the  related reconciliations between these financial measures. The Company is unable to provide reconciliations of free cash flow, free cash flow, as adjusted, cumulative cohort collections, non-GAAP gross margin, and non-GAAP tax expense to their most directly comparable GAAP financial measures on a forward-looking basis without unreasonable effort because items that impact those GAAP financial measures are out of the Company's control and/or cannot be reasonably predicted.  Such information may have a significant, and potentially unpredictable, impact on our future financial results.

Forward-Looking Statements

This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, collections and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the full year guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions, including through our Wix Partner Program; uncertainty surrounding the duration and severity of COVID-19 and its effects on our business, including changes in consumer dynamics shifting to online and increased GMV on our platform; our ability to create new and higher monetization opportunities from our premium subscriptions; our ability to enter into new markets, and attract new customer segments, and our ability to successfully enter into partnership agreements; our ability to maintain and enhance our brand and reputation; our prediction of the future collections generated by our user cohorts; our share repurchases made pursuant to our share repurchase plan; our ability to manage the growth of our infrastructure effectively; our ability to effectively execute our initiatives to scale and improve our user support function, including through the recent expansion of our Customer Solutions organization by engaging additional agents around the world to provide 24/7 support in nine different languages; the success of our sales efforts; customer acceptance and satisfaction of new products and other challenges inherent in new product development; changes to technologies used in our solutions; or changes in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the Company’s 2019 annual report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Maggie O’Donnell
ir@wix.com
914-267-7390

Media Relations:
pr@wix.com

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Revenue
Creative Subscriptions	$157,012	$190,169	$308,376	$366,715
Business Solutions	28,407	45,890	51,333	85,331
	185,419	236,059	359,709	452,046

Cost of Revenue
Creative Subscriptions	29,296	38,510	55,943	73,900
Business Solutions	17,366	31,972	30,434	58,652
	46,662	70,482	86,377	132,552

Gross Profit	138,757	165,577	273,332	319,494

Operating expenses:
Research and development	61,486	75,464	119,669	146,180
Selling and marketing	71,329	119,333	157,047	215,489
General and administrative	20,103	24,531	38,569	49,967
Total operating expenses	152,918	219,328	315,285	411,636
Operating loss	(14,161)	(53,751)	(41,953)	(92,142)
Financial expenses, net	(580)	(3,339)	(2,310)	(2,194)
Other income (expenses)	8	28	32	59
Loss before taxes on income	(14,733)	(57,062)	(44,231)	(94,277)
Taxes on income	2,001	674	3,243	2,612
Net loss	$(16,734)	$(57,736)	$(47,474)	$(96,889)

Basic and diluted net loss per share	$(0.33)	$(1.06)	$(0.95)	$(1.82)
Basic and diluted weighted-average shares used to compute net loss per share	50,273,017	54,695,477	49,917,692	53,266,895

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Period ended
	December 31,	June 30,
	2019	2020
Assets	(audited)	(unaudited)
Current Assets:
Cash and cash equivalents	$268,103	$173,950
Short term deposits	294,096	406,033
Restricted cash and deposit	1,149	925
Marketable securities	164,301	174,624
Trade receivables	16,987	18,830
Prepaid expenses and other current assets	19,211	49,888
Total current assets	763,847	824,250

Long Term Assets:
Property and equipment, net	31,706	32,926
Marketable securities	177,298	245,211
Prepaid expenses and other long-term assets	9,926	13,243
Intangible assets and goodwill, net	37,641	44,509
Operating lease assets	79,249	81,112
Total long-term assets	335,820	417,001

Total assets	$1,099,667	$1,241,251

Liabilities and Shareholder's Equity
Current Liabilities:
Trade payables	$37,687	$73,059
Employees and payroll accruals	41,938	66,306
Deferred revenues	289,148	344,515
Accrued expenses and other current liabilities	56,464	65,036
Operating lease liabilities	18,949	17,372
Total current liabilities	444,186	566,288

Long term deferred revenues	21,969	29,265
Long term deferred tax liability	1,585	1,574
Convertible senior notes	358,715	369,664
Long term loan	1,219	1,219
Long term operating lease liabilities	64,244	68,402
Total long term liabilities	447,732	470,124

Total liabilities	891,918	1,036,412

Shareholders' Equity
Ordinary shares	94	104
Additional paid-in capital	611,083	695,412
Other comprehensive loss	1,357	10,997
Accumulated deficit	(404,785)	(501,674)
Total shareholders' equity	207,749	204,839

Total liabilities and shareholders' equity	$1,099,667	$1,241,251

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
OPERATING ACTIVITIES:
Net loss	$(16,734)	$(57,736)	$(47,474)	$(96,889)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,927	3,537	5,585	7,109
Amortization	738	566	1,470	1,132
Share based compensation expenses	27,565	34,967	52,472	65,685
Amortization of debt discount and debt issuance costs	5,194	5,516	10,311	10,949
Decrease in accrued interest and exchange rate on short term and long term deposits	105	15	594	62
Amortization of premium and discount and accrued interest on marketable securities, net	(10)	438	41	717
Deferred income taxes, net	402	(55)	533	(1,721)
Changes in operating lease right-of-use assets	-	5,158	-	9,446
Changes in operating lease liabilities	-	(4,588)	-	(9,817)
Decrease (increase) in trade receivables	161	(1,765)	(4,532)	(1,617)
Increase in prepaid expenses and other current and long-term assets	(3,942)	(6,931)	(11,141)	(21,605)
Increase (decrease) in trade payables	(3,222)	26,172	1,328	34,974
Increase in employees and payroll accruals	4,223	11,585	12,235	23,694
Increase in short term and long term deferred revenues	14,144	29,792	40,233	62,663
Increase in accrued expenses and other current liabilities	5,629	3,287	10,599	10,203
Net cash provided by operating activities	37,180	49,958	72,254	94,985
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	55,000	9,225	81,775	26,225
Investment in short-term deposits and restricted deposits	-	(49,000)	(26,000)	(138,000)
Investment in marketable securities	(108,693)	(100,867)	(136,616)	(230,168)
Proceeds from marketable securities	21,601	65,656	29,056	154,911
Purchase of property and equipment	(6,235)	(3,264)	(11,065)	(8,207)
Capitalization of software development costs	(191)	-	(389)	(132)
Investment in other short and long-term assets	(2,800)	(643)	(2,800)	(5,643)
Payment for Businesses acquired	-	-	-	(6,626)
Purchases of investments in privately-held companies	-	(685)	-	(785)
Net cash used in investing activities	(41,318)	(79,578)	(66,039)	(208,425)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	7,512	12,312	14,190	19,287
Net cash provided by financing activities	7,512	12,312	14,190	19,287
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,374	(17,308)	20,405	(94,153)
CASH AND CASH EQUIVALENTS—Beginning of period	348,088	191,258	331,057	268,103
CASH AND CASH EQUIVALENTS—End of period	$351,462	$173,950	$351,462	$173,950

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Creative Subscriptions	157,012	190,169	308,376	366,715
Business Solutions	28,407	45,890	51,333	85,331
Total Revenue	$185,419	$236,059	$359,709	$452,046

Creative Subscriptions	170,493	217,696	347,387	426,493
Business Solutions	29,070	48,155	52,555	88,216
Total Collections	$199,563	$265,851	$399,942	$514,709

Free Cash Flow	$30,754	$46,694	$60,800	$86,646
Creative Subscriptions ARR	$648,176	$790,916	$648,176	$790,916
Number of registered users at period end (*)	154,039	181,585	154,039	181,585
Number of premium subscriptions at period end (*)	4,295	5,007	4,295	5,007

(*) Excludes users and subscriptions of DeviantArt

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Revenues	$185,419	$236,059	$359,709	$452,046
Change in deferred revenues	14,144	29,792	40,233	62,663
Collections	$199,563	$265,851	$399,942	$514,709

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Creative Subscriptions Revenue	$157,012	$190,169	$308,376	$366,715
Change in deferred revenues	13,481	27,527	39,011	59,778
Creative Subscriptions Collections	$170,493	$217,696	$347,387	$426,493

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Business Solutions Revenue	$28,407	$45,890	$51,333	$85,331
Change in deferred revenues	663	2,265	1,222	2,885
Business Solutions Collections	$29,070	$48,155	$52,555	$88,216

Wix.com Ltd.
RECONCILIATION OF REVENUES AND COLLECTIONS EXCLUDING FX IMPACT
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Revenues	$185,419	$236,059	$359,709	$452,046
FX impact on Q2/20 using Q2/19 rates	-	1,824	-	3,335
Revenue excluding FX impact	$185,419	$237,883	$359,709	$455,381

Y/Y%		28%		27%

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Collections	$199,563	$265,851	$399,942	$514,709
FX impact on Q2/20 using Q2/19 rates	-	3,922	-	6,271
Collections excluding FX impact	$199,563	$269,773	$399,942	$520,980

Y/Y%		35%		30%

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2020	2019	2020
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenues	$1,436	$1,869	$2,747	$3,500
Research and development	14,119	18,216	26,375	34,401
Selling and marketing	4,506	5,395	9,254	9,963
General and administrative	7,504	9,487	14,096	17,821
Total share based compensation expenses	27,565	34,967	52,472	65,685
(2) Amortization	738	566	1,470	1,132
(3) Acquisition related expenses	53	1,697	53	2,636
(4) Amortization of debt discount and debt issuance costs	5,194	5,516	10,311	10,949
(5) Sales tax accrual and other G&A expenses (income)	-	(485)	-	1,489
(6) Non-operating foreign exchange expenses (income)	140	1,305	1,592	432
Total adjustments of GAAP to Non GAAP	$33,690	$43,566	$65,898	$82,323

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Gross Profit	$138,757	$165,577	$273,332	$319,494
Share based compensation expenses	1,436	1,869	2,747	3,500
Acquisition related expenses	-	305	-	305
Amortization	141	-	283	-
Non GAAP Gross Profit	140,334	167,751	276,362	323,299

Non GAAP Gross margin	76%	71%	77%	72%

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Gross Profit - Creative Subscriptions	$127,716	$151,659	$252,433	$292,815
Share based compensation expenses	1,226	1,485	2,375	2,807
Non GAAP Gross Profit - Creative Subscriptions	128,942	153,144	254,808	295,622

Non GAAP Gross margin - Creative Subscriptions	82%	81%	83%	81%

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Gross Profit - Business Solutions	$11,041	$13,918	$20,899	$26,679
Share based compensation expenses	210	384	372	693
Acquisition related expenses	-	305	-	305
Amortization	141	-	283	-
Non GAAP Gross Profit - Business Solutions	11,392	14,607	21,554	27,677

Non GAAP Gross margin - Business Solutions	40%	32%	42%	32%

Wix.com Ltd.
RECONCILIATION OF OPERATING INCOME (LOSS) TO NON-GAAP OPERATING INCOME (LOSS)
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Operating loss	$(14,161)	$(53,751)	$(41,953)	$(92,142)
Adjustments:
Share based compensation expenses	27,565	34,967	52,472	65,685
Amortization	738	566	1,470	1,132
Sales tax accrual and other G&A expenses (income)	-	(485)	-	1,489
Acquisition related expenses	53	1,697	53	2,636
Total adjustments	$28,356	$36,745	$53,995	$70,942

Non GAAP operating income (loss)	$14,195	$(17,006)	$12,042	$(21,200)

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET INCOME (LOSS) AND NON-GAAP NET INCOME (LOSS) PER SHARE
(In thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Net loss	$(16,734)	$(57,736)	$(47,474)	$(96,889)
Share based compensation expense and other Non GAAP adjustments	33,690	43,566	65,898	82,323
Non-GAAP net income (loss)	$16,956	$(14,170)	$18,424	$(14,566)

Basic Non GAAP net income (loss) per share	$0.34	$(0.26)	$0.37	$(0.27)
Weighted average shares used in computing basic Non GAAP net income (loss) per share	50,273,017	54,695,477	49,917,692	53,266,895

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Net cash provided by operating activities	$37,180	$49,958	$72,254	$94,985
Capital expenditures, net	(6,426)	(3,264)	(11,454)	(8,339)
Free Cash Flow	$30,754	$46,694	$60,800	$86,646

Capex related to future Wix HQ office build-out	-	408	-	891
Free Cash Flow, excluding capex related to future Wix HQ office build-out	$30,754	$47,102	$60,800	$87,537

Wix.com Ltd.
RECONCILIATION OF BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING AND THE DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)

Basic and diluted weighted average number of shares outstanding	50,273,017	54,695,477	49,917,692	53,266,895
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	7,744,708	4,906,490	7,744,708	4,906,490
Restricted share units	2,289,069	2,190,991	2,289,069	2,190,991
Convertible Notes (if-converted)	3,104,251	3,104,251	3,104,251	3,104,251
	63,411,045	64,897,209	63,055,720	63,468,627

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

Three Months Ended
September 30,
2019
(unaudited)
Revenues	$196,791
Change in deferred revenues	9,069
Collections	$205,860

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ended
	September 30, 2020
	Low	High

Projected revenues	247,000	250,000
Projected change in deferred revenues	23,000	25,000
Projected Collections	$270,000	$275,000

Wix.com Ltd.
RECONCILIATION OF COHORT COLLECTIONS
(In millions)

	Three Months Ended
	June 30,
	2019	2020

Q2 Cohort revenues	6	10
Q2 Change in deferred revenues	17	28
Q2 Cohort Collections	$23	$38